Earnings Presentation

Q1 2023

d·local



Sebastián Kanovich
Chief Executive Officer



Jacobo Singer
President, COO



Diego Cabrera Canay
Chief Financial Officer



Maria Oldham
VP of Corp. Development, IR

Safe Harbor

This presentation may contain forward-looking statements.

These forward-looking statements convey dLocal's current expectations or forecasts of future events. Forward-looking statements regarding dLocal involve known and unknown risks, uncertainties and other factors that may cause dLocal's actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the "Risk Factors," and "Cautionary Statement Regarding Forward-Looking Statements" sections of dLocal's filings with the U.S. Securities and Exchange Commission.

Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

d·local

We are building the best financial infrastructure for emerging markets



Cairo, Egypt.

Strong performance in 1Q23; reporting record financial results

Total Processed Volume

$3.6B

▲ **+70%** YoY | **+8%** QoQ



$2.1
$3.3
$3.6
1Q22
4Q22
1Q23

Revenue

$137M

▲ **+57%** YoY | **+16%** QoQ



$87
$118
$137
1Q22
4Q22
1Q23

Gross Profit

$62M

▲ **+42%** YoY | **+12%** QoQ



$44
$55
$62
1Q22
4Q22
1Q23

Adjusted EBITDA[1]

$45M

▲ **+38%** YoY | **+13%** QoQ



$33
$40
$45
1Q22
4Q22
1Q23

Note: [1] dLocal has only one operating segment. Although Adjusted EBITDA may be commonly viewed as non-IFRS measure in other contexts, pursuant IFRS 8, Adjusted EBITDA is treated by dLocal as IFRS measure based on the manner in which dLocal utilizes these measures. See detailed methodology for Adjusted EBITDA in appendix. Unaudited quarterly results.

Consistently delivering Adjusted EBITDA over gross profit >70% while investing in the future


Adjusted EBITDA over gross profit (%)
77%
77%
77%
75%
75%
77%
77%
73%
74%
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23

Top 10 merchants well-diversified across industries; including 2 new entrants

Top 10 merchant revenue[1] ($M) and concentration (%)


45
65
80
1Q22
4Q22
1Q23
% share of total revenue
52%
55%
58%

[1]Note: Top 10 merchants may vary from period to period.

Successful cross-selling strategy

Average # of countries per top 10 merchants

10 countries

# of top 10 merchants with presence in Africa and Asia

10 out of 10

# of top 10 merchants operating both cross-border and local-to-local

8 out of 10



Localizing payments in 40 countries across emerging markets



Nigeria's great opportunity: unlocking complex markets for our global merchants

As of 1Q23,
6 out the top 10 merchants
(in terms of revenue) operate with us in Nigeria

Net take rate is largely **in line with other markets** in which we operate

Global merchants benefit from our integration with non-traditional payment methods as only **~3% of Nigerians** have a credit card [1]

Note [1] Source: Statista

Tremendous growth in Africa and Asia mainly driven by Nigeria…



Africa & Asia revenue

($M)

53% QoQ

297% YoY



10
26
39
1Q22
4Q22
1Q23
% share of total revenue
11%
22%
28%

…while continuously growing our Latam business



Latin America revenue

($M)

6% QoQ

27% YoY



78
93
98
1Q22
4Q22
1Q23
% share of total revenue
89%
78%
72%



We continue to grow our global team whilst maintaining a lean culture

Most of the hires for the period were for tech-related roles and sales & marketing

FTE evolution (#)

AFRICA & ASIA

173

▲ **+77%** YoY

AMERICAS

590

▲ **+27%** YoY

763

▲ **+201 FTEs or 36%** Employee Growth YoY

Note: FTE includes employees and contractors.

FTE by function (%)

Technology	41%
Corporate central functions	20%
Sales & Marketing	20%
Operations & Expansion	19%

Financial Highlights

Sustained growth rates in Pay-ins and Pay-outs

Pay-ins[1] TPV evolution ($B)


7% QoQ
52% YoY
1.6
1.9
2.0
2.3
2.5
1Q22
2Q22
3Q22
4Q22
1Q23
% share
78%
77%
75%
71%
70%

Pay-outs[1] TPV evolution ($B)


11% QoQ
133% YoY
0.5
0.6
0.7
1.0
1.1
1Q22
2Q22
3Q22
4Q22
1Q23
% share
22%
23%
25%
29%
30%

Note: [1]"Pay-in" means a payment transaction whereby dLocal's merchant customers receive payment from their customers. "Pay-out" means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal's merchant customers.

Continuous TPV expansion across services

Cross-border[1] TPV evolution ($B)

12% QoQ

51% YoY



1.3
1.5
1.5
1.7
2.0
1Q22
2Q22
3Q22
4Q22
1Q23
% share
62%
61%
56%
53%
55%

Local-to-Local[1] TPV evolution ($B)

4% QoQ

101% YoY



0.8
0.9
1.2
1.6
1.6
1Q22
2Q22
3Q22
4Q22
1Q23
% share
38%
39%
44%
47%
45%

Note: [1]"Cross-border" means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography. "Local-to-local" means a payment transaction whereby dLocal is collecting and settling in the same currency.

Another quarter of revenue growth, reaching a record of $137M in 1Q23 and a strong 147% NRR

Revenue evolution ($M)


16% QoQ
57% YoY
87
101
112
118
137
1Q22
2Q22
3Q22
4Q22
1Q23
Revenue over TPV (%)
4.2%
4.2%
4.1%
3.6%
3.8%

Revenue composition ($M)


147%
NRR[1]
87
41
9
137
1Q22
Existing Merchants
New Merchants
1Q23

Note: [1]"NRR" means Net Revenue Retention rate, which is the U.S. dollar-based measure of retention and growth of our merchants. We calculate the NRR of a period by dividing the Current Period Revenue by the Prior Period Revenue. The Prior Period Revenue is the revenue billed by us to all our customers in the prior period. The Current Period Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period Revenue. Current Period Revenue includes any upsells and cross sells of products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, but excludes revenue from new customers onboarded in the last 12 months.

Continued maximizing gross profit dollar growth



Gross Profit ($M) evolution
12% QoQ
42% YoY
44
50
54
55
62
1Q22
2Q22
3Q22
4Q22
1Q23
Gross Profit over TPV (%)
2.1%
2.0%
2.0%
1.7%
1.7%

Gross margin impacted by high growth in expansion market

Gross margin excluding Nigeria > 50%

Gross Profit margin (%) evolution


Excluding Nigeria
54%
50%
49%
48%
47%
45%
1Q22
2Q22
3Q22
4Q22
1Q23

Gross Profit margin (%) QoQ bridge


47%
+0.3%
Pay-out TPV share +1p.p QoQ
+0.3%
Cross-border share +2p.p QoQ
-3.2%
Net effect of country mix
+1.0%
45%
4Q22
Product mix
Service mix
Country mix
Processing cost, merchant mix and pricing
1Q23

Strong Adjusted EBITDA and net income growth

Adj. EBITDA[1] ($M) and Adj. EBITDA margin (%) evolution


13% QoQ
38% YoY
33
38
42
40
45
1Q22
2Q22
3Q22
4Q22
1Q23
Adj. EBITDA Margin
38%
38%
37%
34%
33%

Net income evolution ($M)


83% QoQ
35% YoY
26
31
32
19
35
1Q22
2Q22
3Q22
4Q22
1Q23

Note: [1]dLocal has only one operating segment. Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. See detailed methodology for Adjusted EBITDA and Adjusted EBITDA Margin in appendix.

Increased our robust cash position while executing on our share buyback program

Cash reconciliation ($M)


+$50M
+$87M
468
40
-4
14
32
5
555
-37
518
$14M of restricted cash released to own funds, as follows:
i) $10M decrease in merchant advancements
ii) $4M decrease in guarantees to merchants, banks and credit processors
Consolidated cash (4Q22 EoP)
Net income before taxes
Income tax paid
Decrease in other assets
Change in trade receivables /payables
Other
Consolidated cash before SBB
Share repurchase (SBB)
Consolidated cash (1Q23 EoP)

Cash conversion >100%

Robust cash position as of March 31, 2023 (**$233M of own funds and $285M of merchant funds)**, in addition to **$43M in restricted cash**

d·local

INVESTOR DAY 2023

JUNE 8 | 8:30 AM - 12:30 PM | NEW YORK

Highlights

We power a **massive and expanding emerging markets ecosystem** accepting more than **900 local payment methods** across **40 countries**

We are **directly integrated** with some of the world's largest online merchants, driving very strong NRR and cohort performance

We have built a **scalable, single API technology infrastructure** that makes the complex simple for merchants across emerging markets

Our business model is **diversified across industries, clients and geographies**

We are **growing rapidly and profitably at scale with strong cash generation**

Thanks

d·local

APPENDIX

TPV

TPV breakdown by type of product[1]

In millions of US$	1Q22	2Q22	3Q22	4Q22	1Q23	LTM1Q22	LTM1Q23
Pay-ins	1,644	1,881	2,046	2,334	2,503	5,236	8,764
As % of total	*78%*	*77%*	*75%*	*71%*	*70%*	*72%*	*73%*
Pay-outs	460	552	687	962	1,072	1,991	3,273
As % of total	*22%*	*23%*	*25%*	*29%*	*30%*	*28%*	*27%*
Total TPV	**2,104**	**2,433**	**2,734**	**3,296**	**3,574**	**7,227**	**12,037**

TPV breakdown by type of flow[2]

In millions of US$	1Q22	2Q22	3Q22	4Q22	1Q23	LTM1Q22	LTM1Q23
Cross-border	1,302	1,487	1,544	1,745	1,960	4,614	6,735
As % of total	*62%*	*61%*	*56%*	*53%*	*55%*	*64%*	*56%*
Local to Local	802	946	1,190	1,550	1,615	2,613	5,302
As % of total	*38%*	*39%*	*44%*	*47%*	*45%*	*36%*	*44%*
Total TPV	**2,104**	**2,433**	**2,734**	**3,296**	**3,574**	**7,227**	**12,037**

Note: [1]"Pay-in" means a payment transaction whereby dLocal's merchant customers receive payment from their customers. "Pay-out" means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal's merchant customers. [2]"Cross-border" means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography. "Local-to-local" means a payment transaction whereby dLocal is collecting and settling in the same currency.

d·

Revenue

Revenue breakdown by geography

In millions of US$	1Q22	2Q22	3Q22	4Q22	1Q23	LTM1Q22	LTM1Q23
Brazil	18.1	20.7	21.8	23.4	22.8	68.4	88.8
Argentina	21.1	23.2	19.1	14.2	20.0	61.0	76.5
Mexico	12.9	16.0	16.6	22.4	22.7	40.4	77.8
Chile	12.1	12.7	13.7	13.9	14.2	44.4	54.6
Other Latam	13.4	15.0	16.0	18.9	18.5	51.1	68.4
Latin America	**77.6**	**87.6**	**87.3**	**92.9**	**98.2**	**265.3**	**366.0**
Nigeria	1.6	4.5	13.6	14.1	26.9	1.6	59.1
Other Africa & Asia	8.2	9.1	10.9	11.5	12.1	8.2	43.7
Africa & Asia	**9.8**	**13.6**	**24.5**	**25.6**	**39.0**	**26.0**	**102.8**
Total Revenue	**87.5**	**101.2**	**111.9**	**118.4**	**137.3**	**291.3**	**468.8**

Adjusted EBITDA

1Q23 Adjusted EBITDA Bridge ($M)



39
3
2
0
1
45
1Q23 Operating Profit (IFRS)
Depreciation and amortization
Stock-based Compensation
Impairment Gain/Losses on Financial Assets
Other non-recurring costs¹
1Q23 Adjusted EBITDA

Note: Adjusted EBITDA excludes one-off expenses and non-cash items.
[1]Other non-recurring costs include costs related to an internal review of the allegations made by a short-seller report, including fees from independent counsel, independent global expert services and forensic accounting advisory firm.

Adjusted EBITDA

Reconciliation of Profit to Adjusted EBITDA

$ in thousands	Three months ended 31 of March	
	2023	2022
Profit for the period	**35,450**	**26,273**
Income tax expense	4,281	1,213
Depreciation and amortization	2,515	1,723
Finance income and costs, net	(1,391)	1,293
Share-based payment non-cash charges	2,329	2,034
Secondary offering expenses[1]	-	89
Impairment loss / (gain) on financial assets	51	(75)
Inflation adjustment	1,019	306
Other non-recurring costs[2]	1,229	-
Adjusted EBITDA	**45,483**	**32,856**

Note: Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the changes in fair value of financial assets and derivative instruments carried at fair value through profit or loss, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, transaction expenses and inflation adjustment.

[1]Corresponds to expenses assumed by dLocal in relation to secondary offerings of its shares which occurred in 2021. [2] It includes non-recurring costs related to an internal review of the allegations made by a short-seller report, including fees from independent counsel, independent global expert services and forensic accounting advisory firm.